UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 9)

                        G. Willi-Food International Ltd.
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                                (Name of Issuer)

                Ordinary Shares, nominal value NIS 0.10 per share
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                         (Title of Class of Securities)

                                     0-29256
                                 --------------
                                 (CUSIP Number)

                               4 Nahal Harif St.,
                               Yavne 81224, Israel
                             Attention: Zwi Williger
                            Telephone: 972-8-932-1000

                                 with a copy to:

                    Gross, Kleinhendler, Hodak, Berkman & Co.
                               One Azrieli Center
                             Tel Aviv 67021, Israel
                            Attn: Perry Wildes, Adv.
                                 972-3-607-4444
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   Name, Address and Telephone Number of Persons Authorized to Receive Notices
                               and Communications

                                   See Item 1
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box: [_]


                                Page 1 of 7 Pages

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           0-29256                SCHEDULE 13D       Page 2 of 7 Pages
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Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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           0-29256                SCHEDULE 13D       Page 3 of 7 Pages
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1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Willi-Food Investments Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     WC
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,794,372 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,794,372 Ordinary Shares (see Item 5)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,794,372 Ordinary Shares
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.17%
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14   TYPE OF REPORTING PERSON
     CO
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           0-29256                SCHEDULE 13D       Page 4 of 7 Pages
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1    NAME OR REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Mr. Arieh Bar Lev (Arcadi Gaydamak)
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [_]
     (b)  [X]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS
     PF
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d)
     OR 2(e)            [_]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION:
     Israel
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                   7    SOLE VOTING POWER
                        -0-
NUMBER OF          -------------------------------------------------------------
SHARES             8    SHARED VOTING POWER
BENEFICIALLY            6,794,372 Ordinary Shares (see Item 5)
OWNED BY           -------------------------------------------------------------
EACH               9    SOLE DISPOSITIVE POWER
REPORTING               -0-
PERSON WITH        -------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        6,794,372 Ordinary Shares (see Item 5)
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     6,794,372 Ordinary Shares
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12   CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES
     [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     66.17%
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14   TYPE OF REPORTING PERSON
     IN
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           0-29256                SCHEDULE 13D       Page 5 of 7 Pages
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ITEM 1. SECURITY AND ISSUER.

     This Amendment No. 9 (the "AMENDMENT") amends and supplements the Schedule 13D dated October 7, 2002, as amended (the "SCHEDULE 13D"), originally filed with the Securities and Exchange Commission by Willi-Food Investments Ltd. ("WIL"), Mr. Zwi Williger and Mr. Joseph Williger. On Amendment No 8, dated September 18, 2007, it was reported that Mr. Zwi Williger and Mr. Joseph Williger sold the majority of their holdings in WIL to Mr. Arieh Bar Lev (Arcadi Gaydamak) ("AG"). All references in the Schedule 13D, as amended by this Amendment, to the "Reporting Persons" refer to WIL and AG.

     The Amendment relates to the ordinary shares, NIS 0.10 nominal value per share (the "ORDINARY SHARES"), of G. Willi-Food International Ltd. (the "ISSUER"), an Israeli corporation with principal executive offices at 4 Nahal Harif St., Yavne 81224, Israel. Except as provided herein, none of the information reported in the Schedule 13D has been modified and the information reported therein is true and correct as of the date hereof.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Schedule 13D, "Interest in Securities of the Issuer" is amended and restated to read as follows:

     (a) As of January 31, 2008, (i) WIL beneficially owned 6,794,372 Ordinary Shares, equal to approximately 66.17% of the total number of Ordinary Shares outstanding as of that date; and (ii) AG beneficially owned 6,794,372 Ordinary Shares, equal to approximately 66.17% of the total number of Ordinary Shares outstanding as of that date.

     (b) As of January 31, 2008, WIL and AG have shared voting and dispositive power over the 6,794,372 Ordinary Shares that are beneficially owned by them. Under Israeli law, AG is deemed to be the controlling shareholder of WIL and has the ability to control the Issuer's management and policies, including matters requiring shareholders approval such as election of directors. WIL and AG have no agreement to act as a group with respect to the shares beneficially owned by the other.

     (f) The following table sets forth all of the transactions in Ordinary Shares by each of the Reporting Persons since the filing of Amendment No. 8 to the Schedule 13D dated September 18, 2007:

                       PURCHASE OF        PURCHASE OF
                     ORDINARY SHARES    ORDINARY SHARES
      DATE               BY WIL             BY AG              PRICE
-------------------- ----------------- ------------------ ------------------

     12/10/07             8,518               ---             US $5.90
     12/13/07             6,242               ---             US $5.95
     12/18/07               500               ---             US $5.95
     01/04/08             8,000               ---             US $5.98
     01/14/08             2,056               ---             US $6.10
     01/15/08             1,670               ---             US $6.10
     01/18/08             1,274               ---             US $5.90
     01/28/08           399,800               ---             US $5.25

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*    Expressed in U.S. dollars before brokers' commission.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK;
                            SIGNATURES ON NEXT PAGE]

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           0-29256                SCHEDULE 13D       Page 6 of 7 Pages
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                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated: January  31, 2008                         Willi-Food Investments Ltd.


                                                 By: /s/ Joseph Williger
                                                 -----------------------
                                                 Joseph Williger
                                                 Chairman

Dated: January  31, 2008                         /s/ Arcadi Gaydamak
                                                 -------------------
                                                 Arcadi Gaydamak

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           0-29256                SCHEDULE 13D       Page 7 of 7 Pages
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                                   SCHEDULE 1

     Set forth below are the names of the directors and executive officers of Willi-Food Investments Ltd. and their present business addresses, principal occupation or employment and citizenship.

Name of Director                Business address                Principal Occupation             Citizenship
----------------                ----------------                --------------------             -----------
Joseph Williger                 4 Nahal Harif St.,              Chief Executive Officer and      Israel
                                Yavne 81224, Israel             Director

Zwi Williger                    4 Nahal Harif St.,              Chief Operating Officer and      Israel
                                Yavne 81224, Israel             Director

Gil Hochboim                    4 Nahal Harif St.,              Vice President                   Israel
                                Yavne 81224, Israel

Yaron Levy                      4 Nahal Harif St.,              Chief Financial Officer          Israel
                                Yavne 81224, Israel

Israel Adler                    18 Alterman St.,                Lawyer                           Israel
                                Kefar Saba Israel

Sigal Grinboim                  7 Barazani St.,                 CPA                              Israel
                                Tel-Aviv Israel

Shmuel Mesenberg                15 Hafetz Mordechai St.,        Director                         Israel
                                Petah Tikva Israel

Nathan Nissani                  22 Yehi'am St.,                 Business Consultant              Israel
                                Ramat Hasharon Israel